FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: October, 2004

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated October 21, 2004, relating to Lafarge sales to September 30, 2004

Page 1 of 17 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, October 21, 2004

Lafarge reports sales to September 30, 2004

•	Nine month sales up 5.7% to € 10,870 million from € 10,281 million in 2003
•	Robust year to date like for like sales: + 8.5%
•	Solid third quarter like for like sales: + 5.7%

Sales were up 5.7% to € 10,870 million as at September 30, 2004 compared to € 10,281 million in 2003. The net scope effect was 0.9%. Foreign exchange variations impacted sales negatively by 3.7%.

" Our markets remain robust overall and we have recorded a solid level of sales in the third quarter. We reiterate our confidence that the growth of our operating income on ordinary activities for 2004 should exceed 10%, excluding currency fluctuations and barring unusual weather conditions. This should be achieved against a continuing rise in energy costs and the strong performance of our business in the second half of last year," said Bernard Kasriel, Chief Executive Officer of the Group.

The sales report for each Division, excluding foreign exchange, scope effects, and before inter divisional sales elimination is as follows:

CEMENT: +10.1%
Sales rose 10.1% during the first nine months (+12.9% in Quarter 1, +10.7% in Quarter 2 and +7.8% in Quarter 3).

Cement sales have remained strong overall in the third quarter with continued volume growth compared to 2003, coupled with an improved pricing effect.

Western Europe has continued to record good sales growth though with mixed volume trends. France remains strong, offsetting the sharp decline in Greece, following as expected, the completion of Olympics’ related building projects. Pricing was favorable across the region, with steady improvement in Germany and price increases in all other countries except the UK, where prices remained flat.

In North America, sales have grown strongly for the 9 months ending September 30, 2004. As expected, volume growth in the 3rd quarter was lower than in the first six months of the year, due to the comparably weak first half of 2003 and strong second half of 2003. Price increases have been successfully implemented in 2004. Year to date pricing trends are now positive compared to the price erosion experienced in the second half of 2003.

Positive sales trends were recorded in all other regions of the world. In Central and Eastern Europe, sales grew strongly, driven by a favorable market environment in Romania and good volumes in Poland. In the Mediterranean Basin, sales were up in Jordan and Turkey with strong market demand. High levels of growth were seen across Africa, particularly in South Africa and Nigeria. In Latin America, a slight growth in sales was recorded, with a continued improvement in Venezuela offset by lower volumes and prices in Brazil. In Asia, good market conditions allowed for strong growth notably in the Philippines and India. Areas of weakness remain Malaysia and in particular South Korea where deteriorating construction markets have led to a substantial decline in volumes and weaker prices.

Page 2 of 17 Total Pages

AGGREGATES & CONCRETE: +7.2%
Sales rose 7.2% during the first nine months (+11.4% in Quarter 1, +6.0% in Quarter 2 and +5.9% in Quarter 3).

Strong volumes in North America and France coupled with favorable pricing trends continue to drive sales.

In Aggregates, sales rose 6.2% with a strong increase in North America led by Canada and the Eastern United States. In Western Europe the situation was mixed. In particular, the good growth in France continued as markets remained solid, while in the UK, sales were lower due to a decline in infrastructure spending, which mainly affected Asphalt and Paving. Prices continued to show favorable trends compared to 2003.

In Concrete, sales grew by 8.6% with solid demand in France and in North America, although North American volumes in this quarter were slightly below a very strong 3rd quarter in 2003.

ROOFING: +1.2%
Sales increased by 1.2% during the first nine months (6.0% in Quarter 1, 6.0% in Quarter 2 and –6.2% in Quarter 3).

This quarter compares with good sales in 3rd quarter 2003.

In Western Europe, sales of concrete tiles were down and sales of clay tiles were only marginally positive as a result of the continued poor construction market in Germany which more than offset good sales of both concrete and clay tiles in France and clay tiles in the UK.

Sales in the USA continued to be strong, driven by the buoyant housing market.

GYPSUM: +12.7%
Sales rose 12.7% during the first nine months (+14.2% in Quarter 1, +13.2% in Quarter 2 and +10.8% in Quarter 3).

In Western Europe, sales growth was driven by good market demand and price increases in France and the UK. In Germany, the market showed signs of stability but prices remained down on 2003.

In the USA, sales continued to grow strongly year to date, largely on the back of significantly higher prices compared to 2003.

In Asia and Australia, sales were flat.

NEGATIVE FOREIGN EXCHANGE IMPACT OF –3.7% AMOUNTING TO €– 344 MILLION
The translation impact of negative foreign currency fluctuations on the nine month sales was generated mostly in the following currencies: US Dollar (€ 179 million), Malaysian Ringgit (€ 26 million), Canadian Dollar (€ 23 million), and the Nigerian Naira (€ 18 million). This was slightly offset by the appreciation of the Pound Sterling (+€ 26 million) and the South African Rand (+€ 13 million).

SCOPE CHANGES OF 0.9% AMOUNTING TO € 108 MILLION
Sales from acquisitions amounted to a positive scope effect of € 293 million, of which € 129 million is due to the increase to 51.17% in our percentage ownership of Lafarge Halla Cement in South Korea, which triggered a change from the proportional to global consolidation method. Aggregates and Concrete acquisitions contributed € 93 million.

The reduction in sales due to negative scope effects totaled € 185 million, primarily as a result of the divestment of our Florida cement operations (€ 55 million), various divestments from the Aggregates and Concrete Division (€ 64 million ) and the disposal of the remaining lime operations in Europe and road markings in the USA (€ 40 million).

Page 3 of 17 Total Pages

CONSOLIDATED SALES AS AT SEPTEMBER 30, 2004

	September 30, 2004 € Million	September 30, 2003 € Million	Variation	At constant scope and foreign exchange	At constant scope and foreign exchange, before inter divisional sales elimination
Cement	5,174	4,837	+7.0%	+10.4%	+10.1%
Aggregates & Concrete	3,515	3,341	+5.2%	+7.2%	+7.2%
Roofing	1,123	1,119	+0.4%	+1.2%	+1.2%
Gypsum	1,009	896	+12.6%	+12.6%	+12.7%
Others	49	88	-44.3%	-3.5%
TOTAL	10,870	10,281	+ 5,7%	+8.5%	NA

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries and posted sales of € 13.6 billion in 2003. Additional information is available on the web site at www.lafarge.com.

Lafarge’s next financial publication – 2004 Full Year Sales – will be on Thursday 27th January , 2005 (before the Euronext stock market opens.)

For release worldwide with simultaneous release in the United States.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-92-93 james.palmer@lafarge.com

Amanda Jones: 33-1-44-34-19-47 Amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including statements regarding our expected operating income, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 4 of 17 Total Pages

Conference Call on Sales to September 30, 2004
Following the release of Lafarge’s sales to September 30, 2004, a conference call will be held on:
October 21, 2004 at 15:30 French time, in English
(14:30 UK time; 09:30AM EDT in North America)
The speakers will be:
Jean-Jacques Gauthier – Executive Vice President, Finance
James Palmer – Vice-President Investor Relations
Danièle Daouphars – Manager Investor Relations

If you wish to participate in the conference call, please dial:
From France: +33 (0)1 70 99 32 98
From UK : +44 208 515 2314
From UK toll free (from UK only): 0800 279 2280
From USA: +1 303 262 2130
From USA toll free: 800 218 0713
Conference call name: “Lafarge”

A replay of the conference call will be available from October 21, 2004 at 7.30 pm French time to October 29, 2004 at 7.30 pm at the following numbers:
From France +33(0) 1 70 99 32 94 Access code: 132744#
From UK +44 208 515 2499 Access code: 614044#
From UK toll free (from UK only): 0 800 026 0020 Access code: 614044#
From USA: +1 303 590 3000 Access code: 11011562#
From USA toll free: 800 405 2236 Access code: 11011562#

Page 5 of 17 Total Pages

Consolidated Figures (YTD)

Sales
(Millions of euros)	2004Q3	2003Q3	04/03

By geographical zone of destination

Western Europe	4,553	4,366	4%
Central and Eastern Europe	573	522	10%
Emerging Mediterranean	420	431	-3%
North America	2,938	2,880	2%
Latin America & the Caribbean	436	453	-4%
Sub Saharan Africa/Indian Ocean/Others	874	675	29%
Asia /Pacific	1,076	954	13%

By business line

Cement	5,174	4,837	7%
Aggregates & Concrete	3,515	3,341	5%
Roofing	1,123	1,119	0%
Gypsum	1,009	896	13%
Others	49	88	-44%

Total	10,870	10,281	6%

Page 6 of 17 Total Pages

Cement (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)

(millions of tonnes)				Like
	2004Q3	2003Q3	04/03	for like

Western Europe	24.3	23.3	4%
Central and Eastern Europe	8.1	6.6	23%
Emerging Mediterranean	7.8	8.1	–4%
North America	15.8	13.4	18%
Latin America & the Caribbean	4.5	4.6	–2%
Sub Saharan Africa/ Indian Ocean	9.0	8.3	8%
Asia/Pacific	21.1	17.0	24%

Total (1)	90.6	81.3	11%	5.2%

Sales (after elimination of inter divisional sales by destination)
(Millions of euros)
				Like
	2004Q3	2003Q3	04/03	for like

Western Europe	1,680	1,592	6%
Central and Eastern Europe	361	309	17%
Emerging Mediterranean	344	355	–3%
North America	1,012	1,028	–2%
Latin America & the Caribbean	277	309	–10%
Sub Saharan Africa/Indian ocean/Others	698	567	23%
Asia/Pacific	802	677	18%

Total consolidated sales	5,174	4,837	7%	10.4%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)
				Like
	2004Q3	2003Q3	04/03	for like

Western Europe	1,850	1,786	4%
Central and Eastern Europe	367	321	14%
Emerging Mediterranean	333	327	2%
North America	1,149	1,159	–1%
Latin America & the Caribbean	339	347	–2%
Sub Saharan Africa/Indian ocean/Others	785	657	19%
Asia/Pacific	793	666	19%

Total before elimination of inerdivisional sales	5,616	5,263	7%	10.1%

(1) including special products now reported.

Page 7 of 17 Total Pages

Aggregates & Concrete (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

		2004Q3	2003Q3	04/03	Like
Aggregates					for like
(millions of tonnes)

Western Europe		58.2	56.4	3%
North America		99.0	86.6	14%
Other countries		16.1	14.2	13%

Total		173.3	157.2	10%	8.0%

					Like
Concrete		2004Q3	2003Q3	04/03	for like
(millions of cbm)

Western Europe		11.0	10.7	3%
North America		9.2	8.1	14%
Other countries		7.6	7.3	4%

Total		27.8	26.1	7%	6.3%

Sales (after elimination of inter divisional sales by destination)
(Millions of euros)		2004Q3	2003Q3	04/03	Like
					for like

Aggregates & related products		1.589	1,521	4%
Ready-mix concrete & concrete products		1,926	1,820	6%

Total Aggregates & Concrete		3,515	3,341	5%	7.2%

of which	Western Europe	1,459	1,394	5%
"	North America	1,639	1,578	4%
"	Other countries	417	369	13%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)		2004Q3	2003Q3	04/03	Like
					for like

Total Aggregates & Concrete		3,530	3,355	5%	7.2%

Aggregates & related products		1,837	1,749	5%	6.2%

of which pure Aggregates	Total	1,382	1,260	10%
"	Western Europe	648	595	9%
"	North America	635	582	9%
"	other countries	99	83	19%

Ready-mix concrete & concrete products		1,940	1,833	6%	8.6%

of which Ready-mix	Total	1,830	1,703	7%
"	Western Europe	831	778	7%
"	North America	664	621	7%
"	other countries	335	304	10%

Eliminations intra A&C		–247	–227	9%

Page 8 of 17 Total Pages

Roofing (YTD)

Volumes by destination (adjusted for the contributions of our proportionally consolidated subsidiaries)
					Like
		2004Q3	2003Q3	04/03	for like

Concrete roof tiles	(millions of m²)	95.8	94.7	1.2%	1.1%
Western Europe (1)		46.2	47.5	–2.7%
North America		16.8	14.7	14.3%
other countries (1)		32.8	32.5	0.9%

Clay roof tiles	(millions of m²)	19.7	19.2	2.6%	1.5%
Western Europe		18.0	18	0.0%
other countries		1.7	1.2	41.7%

Chimneys	(kms)	2,241	2,095	7.0%	7.0%

Sales (after elimination of inter-divisional sales by destination)
(Millions of Euros)					Like
		2004Q3	2003Q3	04/03	for like

Total		1,123	1,119	0.4%	1.2%

Western Europe		841	849	–0.9%
	Germany	306	331	–7.6%
	Other countries	535	518	3.3%
Other countries		282	270	4.4%

Sales (before elimination of inter divisional sales by origin)
					Like
(Millions of Euros)		2004Q3	2003Q3	04/03	for like

Total		1,123	1,119	0.4%	1.2%

of which concrete roof tiles	Western Europe	400	405	–1.2%
"	North America	82	79	3.8%
	Other countries	82	82	0.0%
of which clay roof tiles		200	199	0.5%
of which chimneys (2)		140	130	7.7%
of which other roofing products		219	224	–2.2%

(1) 2003 figures were restated with the correct split of BRAMAC sales.
(2) Including the "other roofing products" of the Chimney business.

Page 9 of 17 Total Pages

Gypsum (YTD)

Volumes of gypsum wallboard (adjusted for the contributions of our proportionally consolidated subsidiaries)
				Like
(millions of m²)	2004Q3	2003Q3	04/03	for like

Total	504	470	7%	7.2%

Sales (after elimination of inter-divisional sales by destination)
(Millions of euros)				Like
	2004Q3	2003Q3	04/03	for like

Total	1,009	896	13%	12.6%

of which Western Europe	548	518	6%
of which North America	196	167	17%
of which other countries	265	211	26%

Sales (before elimination of inter divisional sales by origin)
(Millions of euros)				Like
	2004Q3	2003Q3	04/03	for like

Total	1,020	896	14%	12.7%

of which Western Europe	574	518	11%
of which North America	196	167	17%
of which other countries	250	211	18%

Page 10 of 17 Total Pages

BCI total contribution (YTD)

Sales
(Millions of euros)
	2004Q3	2003Q3	04/03

By geographical zone of destination

Western Europe	760	775	–2%
North America	565	506	12%
Central and Eastern Europe	4	7	–43%
Emerging Mediterranean	18	21	–14%
Asia /Pacific	331	352	–6%
Latin America & the Caribbean	147	135	9%
Sub Saharan Africa/Indian Ocean/Others	235	178	32%

By business line

Cement	1,577	1,538	3%
Aggregates & Concrete	645	415	12%
Others	18	21	–14%

Total	2,060	1,974	4%

Page 11 of 17 Total Pages

BCI contribution Cement (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidaries)
(millions of tonnes)
	2004Q3	2003Q3	04/03

Western Europe	9.2	9.8	–6%
North America	5.3	3.9	36%
Central and Eastern Europe	0.1	0.3	–67%
Emerging Mediterranean	0.6	0.8	–25%
Asia/Pacific	7.2	7.2	0%
Latin America & the Caribbean	1.0	1.0	0%
Sub Saharan Africa/ Indian Ocean	2.9	2.7	7%

Total (1)	26.3	25.7	2%

Sales (after elimination of inter divisional sales by destination)
(Millions of euros)
				Like
	2004Q3	2003Q3	04/03	for like

Western Europe	704	711	–1%
North America	297	284	5%
Central and Eastern Europe	4	7	–43%
Emerging Mediterranean	18	21	–14%
Asia/Pacific	266	288	–8%
Latin America & the Caribbean	53	49	8%
Sub Saharan Africa/Indian ocean/Others	235	178	32%

Total consolidated sales	1,577	1,538	3%	6.8%

(1) including special products now reported.

Page 12 of 17 Total Pages

BCI contribution Aggregates & Concrete (YTD)

Volumes by destination (adjusted for the contributions of our proportionaly consolidated subsidiaries)

Aggregates	2004Q3	2003Q3	04/03
(Millions of tonnes)

Western Europe	0.2	0.2	0%
North America	9.4	8.5	11%
Other countries	2.8	2.3	22%

Total	12.4	11.0	13%

Concrete	2004Q3	2003Q3	04/03
(Millions of cbm)

Western Europe	1.0	1.0	0%
North America	2.6	1.7	53%
Other countries	3.8	3.6	6%

Total	7.4	6.3	17%

Sales (after elimination of inter divisional sales by destination)
(Millions of euros)				Like
	2004Q3	2003Q3	04/03	for like

Aggregates & related products	54	51	6%
Ready-mix concrete & concrete products	411	364	13%

Total Aggregates & Concrete	465	415	12%	6.5%

of which Western Europe	52	54	–4%
" North America	268	222	21%
" Other countries	145	139	4%

Page 13 of 17 Total Pages

BCI contribution Others (YTD)

Sales (after elimination of inter divisional sales)
(Millions of euros)	2004Q3	2003Q3	04/03

Others	18	21	–14%

Page 14 of 17 Total Pages

Sales September 30th 2004
Ytd Sales variance analysis by region and in major domestic markets*

	Volume effect	Price, product,		Activity variation
	%	customer & other mix		vs 2003%
		effect
		%
CEMENT
Western Europe	0.4	3.0		3.4
France	7.9	1.7		9.6
United Kingdom	-0.6	-0.1		-0.7
Spain	0.2	2.9		3.1
Germany	-4.0	12.0		8.0
Greece	-7.9	4.8		-3.1
Central Europe	7.1	9.6		16.7
Poland	9.0	-0.6		8.4
Romania	5.8	19.7		25.5
Serbia	1.6	9.1		10.7
Russia	3.4	18.0		21.4
Mediterranean Basin	12.7	7.3		20.0
Turkey	15.9	22.2		38.1
Morocco	5.5	-7.0		-1.5
Jordan	24.5	5.0		29.5
Egypt	-6.7	41.4		34.7
North America	10.6	1.0	(1)	11.6
Latin America, Caraibs	4.4	-1.3		3.1
Brazil	-6.7	-3.6		-10.3
Venezuela	46.7	8.8		55.5
Chile	7.9	-2.4		5.5
Africa, Indian Ocean	16.8	15.8		32.6
Kenya	15.5	-0.8		14.7
Nigeria	18.4	33.2		51.6
South Africa	23.7	14.3		38.0
Asia, Middle East	3.6	5.6		9.2
Indonesia	2.5	4.4		6.9
Malaysia	-4.7	-0.8		-5.5
Philippines	1.9	34.7		36.6
India	17.8	6.9		24.7
South Korea	-9.0	-2.2		-11.2

Total CEMENT	5.2	4.9		10.1

AGGREGATES and related activities
France (pure Aggregates)	5.2	2.7		7.9
United Kingdom (pure Aggregates)	-4.3	2.5		-1.9
North America (pure Aggregates)	12.3	2.1		14.4
Pure Aggregates	8.1	-0.9	(2)	9.0

Total Aggregates and related activities				6.2

CONCRETE and related activities
France (readymix)	7.7	3.4		11.1
UK (readymix)	3.0	3.0		6.0
North America (readymix)	5.8	1.5		7.2
Total Readymix	6.3	2.5		8.9

Total Concrete and related activities				8.6

*	Variance on like for like sales before elimination of sales between Divisions
(1)	Thereof price effects for Grey cement only: 1.9%
(2)	Thereof price effects at constant country mix: 2.6%

Page 15 of 17 Total Pages

Sales September 30th 2004
Ytd Sales variance analysis by region and in major domestic markets.*

		Price, product,
	Volume effect	customer & other mix	Activity variation
	%	effect	vs 2003%
		%
ROOFING
Western Europe Concrete T&F	-2.8	0.7	-2.0
Western Europe Clay T&F	0.9	-0.6	0.3
UK	0.0	1.3	1.3
Concrete	-0.6	1.0	0.4
Clay	1.8	2.0	3.8
France	3.0	4.2	7.1
Concrete	2.5	2.0	4.6
Clay	4.0	4.8	8.8
Germany	-6.5	-1.9	-8.4
Concrete	-10.5	1.6	-8.9
Clay	-3.2	-3.6	-6.8
United States (Concrete)	14.5	-0.5	14.0

Chimneys	6.5	1.5	8.0
Accessories		-0.9	-0.9

Total ROOFING			1.2

GYPSUM
BOARDS
Western Europe	6.5	0.7	7.1
North America	5.6	24.2	29.9
Asia / Pacific	5.2	-4.5	0.7

TOTAL GYPSUM			12.7

*	Variance on like for like sales before elimination of sales between Divisions

Page 16 of 17 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 21, 2004	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 17 of 17 Total Pages